DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

RECD S.E.C.
FEB 2 2 2006
1086

[redacted]

06025706

February 10, 2006

No Act

Daniel M. Dunlap
Senior Attorney and Assistant Secretary
Allegheny Energy, Inc.
800 Cabin Hill Drive
Greensburg, PA 15601

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/10/2006

Re: Allegheny Energy, Inc.
Incoming letter dated December 22, 2005

Dear Mr. Dunlap:

This is in response to your letter dated December 22, 2005 concerning the shareholder proposal submitted to Allegheny Energy by Charles B. Cook. We also have received a letter from the proponent dated January 10, 2006. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Eric Finseth
Attorney-Adviser

PROCESSED
MAR 1 5 2006
THOMSON
FINANCIAL

Enclosures

cc: Charles B. Cook
3061 Kings Road
Scottdale, PA 15683

3673

Allegheny Energy

DANIEL M. DUNLAP
Senior Attorney and Assistant Secretary

800 Cabin Hill Drive
Greensburg, PA 15601
(724) 838-6188 FAX: (724) 838-6177
ddunlap@alleghenyenergy.com

PRIVILEGED AND CONFIDENTIAL
SUBJECT TO THE ATTORNEY WORK PRODUCT
AND ATTORNEY-CLIENT PRIVILEGES

Securities Exchange Act of 1934,
Rules 14a-8(i)(3), 14a-8(i)(10) and 14a-9

December 22, 2005

U. S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Allegheny Energy, Inc. - Omission of Shareholder Proposal Pursuant to Rule 14a-8

Dear Sir or Madam:

On behalf of Allegheny Energy, Inc., a Maryland corporation (the "Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, I am writing to respectfully request that the Staff of the Division of Corporation Finance (the "Staff") of the U. S. Securities and Exchange Commission (the "Commission") concur with the Company's view that, for the reasons stated below, the shareholder proposal (the "Proposal") and the statement in support thereof (the "Supporting Statement") submitted by Charles B. Cook (the "Proponent"), may properly be omitted from the proxy materials (the "Proxy Materials") to be distributed by the Company in connection with its 2006 annual meeting of stockholders (the "2006 Meeting").

Pursuant to Rule 14a-8(j)(2), I am enclosing six copies of (i) this letter and (ii) the Proposal and Supporting Statement submitted by the Proponent, attached hereto as Exhibit A. In accordance with Rule 14a-8(j), a copy of this submission is being sent simultaneously to the Proponent.

I. Introduction

The Proposal relates to the adoption of a policy to recoup performance-based compensation in the event of a restatement of financial results. The text of the resolution is as follows:

> "RESOLVED: Shareholders request our board of directors to adopt a policy whereby, in the event of a restatement of financial results, our board will review all bonuses and other awards that were made to senior executives on the basis of having met or exceeded performance targets during the period of the restatement and will recoup for the benefit of our company all such bonuses or awards to the extent that these performance targets were not achieved."

****

The Company requests that the Staff concur with its view that the Proposal may properly be omitted from its Proxy Materials pursuant to: (i) Rule 14a-8(i)(2) because the Proposal, if implemented, would cause the Company to violate state common law; (ii) Rule 14a-8(i)(6) because the Company lacks the power or authority to implement the Proposal; and (iii) Rule 14a-8(i)(3) because the Proposal is vague and indefinite.

II. The Proposal may be excluded under Rule 14a-8(i)(2) because the Proposal, if implemented, would cause the Company to violate state common law.

A proposal may be omitted from a company's proxy statement pursuant to Rule 14a-8(i)(2) if implementation of the proposal would cause the company to violate any state common law. The Proposal requests the adoption of a policy in the event of a restatement of financial results that "will recoup for the benefit of our company all such bonuses or awards to the extent that these performance targets were not achieved." The Proposal violates Rule 14a-8(i)(2) because the Company cannot implement the Proposal unilaterally by amending the employment agreements it has with certain senior executive officers.

The Company has entered into employment agreements with Mr. Paul J. Evanson, the Company's Chairman, President & Chief Executive Officer; Jeffrey D. Serkes, Senior Vice President & Chief Financial Officer; Hyun Park, Vice President, General Counsel & Secretary; Philip L. Goulding, Vice President; and Joseph H. Richardson, Vice President (collectively, the "Employment Agreements").[1] The Employment Agreements entitle these senior executive officers to bonuses and other incentive compensation under certain circumstances. The Employment Agreements do not give the Company a contractual right to recoup any paid bonuses or other incentive compensation. The Proposal would require the Company to unilaterally amend the Employment Agreements to include an enabling so-called contractual "clawback" right. The Employment Agreements do not give the Company the power unilaterally to change their terms to reduce or revoke the benefits granted thereunder. Accordingly, the Company would be required to breach the Employment Agreements to implement the Proposal.

In previous no-action letters, the Staff has consistently taken the position that shareholder proposals may be excluded from a company's proxy materials under Rule 14a-8(i)(2) if the proposal would cause the company to breach its existing employment agreements or other contractual obligations. See, e.g., Selective Insurance Group, Inc. (March 24, 2003) (concurring that a proposal that would cause the company to violate employment agreements and unilaterally impose a new condition on the exercise of outstanding stock options was excludable unless revised); The Gillette Company (March 10, 2003) (allowing the exclusion of a proposal that would cause the company to unilaterally change the terms of an employment agreement to reduce or revoke the benefits granted thereunder); International Business Machines (February 27, 2000) (concurring that a proposal requesting the termination and renegotiation of an executive officer's retirement package was excludable); Equimark Corporation (February 13, 1992) (allowing the exclusion, absent revision, under the predecessor to Rule 14a-8(i)(2) of a proposal that would cause the company to breach some existing employment agreements). Because implementation of the Proposal would cause the Company to breach the terms of the Employment Agreements, the Proposal may be omitted from the Proxy Materials pursuant to Rule 14a-8(i)(2).

---

[1] Messrs Evanson, Richardson and Serkes employment agreements and amendments are available as exhibits to the Forms 10-K that the Company filed on September 25, 2003 and March 11, 2004. Mr. Goulding's employment agreement is available as an exhibit to the Form 10-K that the Company filed on March 11, 2004. Mr. Park's employment agreement is available as an exhibit to the Form 8-K that the Company filed on April 8, 2005.

III. The Proposal may be excluded, because the Company lacks the power or authority to implement the Proposal under Rule 14a-8(i)(6).

Pursuant to Rule 14a-8(i)(6), a company may exclude a proposal "if the company would lack the power or authority to implement the proposal." The Company lacks the power and authority to implement the Proposal because (A) implementation would cause the Company to breach the Employment Agreements, (B) the Proposal mandates that the Company succeed in recouping bonuses and other rewards, ignoring valid defenses that a senior executive officer may assert, and (C) the Company cannot unilaterally apply the Proposal retroactively.

A. Implementation of the Proposal would cause the Company to breach the Employment Agreements

The Staff has recognized that proposals that would, if implemented, cause a company to breach existing contracts may be omitted from a company's proxy statement pursuant to Rule 14a-8(i)(6). See e.g., Startech Environmental Corporation (December 26, 2002) (concurring that a proposal requesting limitations on compensation pending three consecutive profitable quarters was excludable under Rule 14a-8(i)(2) and Rule 14a-8(i)(6) unless revised). As noted above, if implemented, the Proposal would require the Company to breach its obligations under the Employment Agreements. An employer is contractually bound to adhere to the terms of an employment contract. It is well established that "the compensation of an employee is ordinarily one of the terms of an employment contract" and employment "under an express contract stipulating the payment of a stated compensation" means that the employer "has no power arbitrarily to reduce that compensation during the term of the employment." Annotation, Sufficiency of Notice of Modification in Terms of Compensation of At-Will Employee Who Continues Performance to Bind Employee, 69 A.L.R. 4th 1145, 1147 (1989). Thus, because the Company does not have the power or authority to unilaterally amend the Employment Agreements without breaching them, it lacks the power or authority to implement the Proposal lawfully. Accordingly, the Proposal may be excluded pursuant to Rule 14a-8(i)(6).

B. The Proposal requires that the Company successfully recoup all bonuses and other awards, ignoring potential defenses a senior executive officer may assert

The Proposal requires that the Company "will recoup" all bonuses and other awards in the event of a restatement of financial results. By mandating that the Company "will recoup" bonuses and awards, the Proposal requires absolute success by the Company in recouping such bonuses and rewards. Even assuming the Company could unilaterally amend the Employment Agreements to include a contractual clawback right, a senior executive officer might successfully assert any one of a number of viable defenses, including, for example, defenses based upon contract law, public policy and various state laws. Therefore, the Company lacks the power and authority to implement the Proposal, because the Company cannot guarantee that it would be able to recoup all bonuses and other awards under all circumstances, as is required by the Proposal. Accordingly, the Proposal may be excluded pursuant to Rule 14a-8(i)(6).

C. The Company cannot unilaterally apply the Proposal retroactively

The Company also lacks the power to implement the Proposal because the Proposal is not limited to future restatements or future bonuses and awards. Rather, the Proposal requires the Company to recoup all bonuses and awards in connection with any restatement of financial results, implying retroactive application. Specifically, the Company lacks the power and authority to "recoup" previously paid bonuses and other awards to senior executive officers. The Company's senior executive officers participate in the Annual Incentive Plan (the "AIP"), which was approved by the Company's stockholders in 2004. Each award under the AIP is conditioned on the Company's achievement of the performance thresholds established by the Company's Management Compensation and Development Committee and the achievement of other financial, operational and corporate objectives. Each participant's AIP award is adjusted based on individual performance. The Company lacks the power to require senior executives to return awards under the AIP that were earned and paid in previous periods, as would be required by the Proposal if a restatement of financial results were to occur.

Similarly, the Company grants awards under it's Long-Term Incentive Plan (the "LTIP"), which was approved by the Company's stockholders in 1998, to certain key employees, including the Company's senior executive officers. The Company does not have the authority to unilaterally reduce or revoke benefits previously granted thereunder as would be required by the Proposal if a restatement of financial results were to occur.

In this regard, the Proposal is similar to that considered by the Staff in BankAmerica Corporation (February 24, 1999) requesting that the company rescind stock awards and reduce the pensions of certain executive officers. The Staff concurred that the proposal was excludable under Rule 14a-8(i)(2) and Rule 14a-8(i)(6) because the officers' employment agreements and award agreements did not allow the company to unilaterally reduce or revoke benefits granted thereunder. Similarly, the Employment Agreements and awards made under the AIP and the LTIP do not allow the Company to unilaterally reduce or revoke benefits granted thereunder. Thus, the Company believes that the Proposal is excludable pursuant to Rule 14a-8(i)(6).

IV. The Proposal may be excluded under Rule 14a-8(i)(3) because it is vague and indefinite

A stockholder proposal that is overly vague may be omitted from a company's proxy materials under Rule 14a-8(i)(3) as materially false and misleading. In Staff Legal Bulletin 14B (September 15, 2004) ("SLB 14B"), the Staff explained that exclusion or modification of a proposal under Rule 14a-8(i)(3) may be appropriate where "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders in voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." A proposal may be excluded where the meaning and application of terms or the standards under the proposal "may be subject to differing interpretations." See IDACORP, Inc. (September 10, 2001) (shareholder proposal seeking to amend the company's certificate of incorporation to provide a shareholder right of recall was excluded as vague and indefinite); CBRL Group, Inc. (September 6, 2001) (shareholder proposal seeking to have the company include a full and complete disclosure in its annual report "of all expenses relating to corporate monies being used for personal benefit of officers and directors" was excluded as vague and indefinite); H.J. Heinz Company (May 25, 2001) (shareholder proposal requesting that the company implement a human rights standards program was excluded on the grounds that it was vague and indefinite); Exxon Corporation (January 29, 1992) ; Bank of New England Corporation (February 5, 1990); Fuqua Industries, Inc. (March 12, 1991); Wendy's International, Inc. (February 6, 1990); and Hershey Foods Corporation (December 27, 1988). Moreover, a proposal is sufficiently vague and indefinite so as to justify exclusion where a company and its stockholders might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation of the proposal could be significantly different from the actions envisioned by the shareholders voting on the proposal." Fuqua Industries, Inc. (March 12, 1991). The Company believes that the Proposal is impermissibly vague and indefinite, and, therefore, excludable under Rule 14a-8(i)(3) as a result of the Proposal's references to the Company recouping all "bonuses or awards."

As in the foregoing examples, the Proposal uses vague, indefinite and highly ambiguous terms. The Proposal states that the Company should adopt a policy such that, in the event of a restatement of financial results, the Company will recoup all "bonuses or awards" made to "senior executives" during the period of restatement. However, the Proposal contains no definition or guidelines as to who is a "senior executive" or what constitutes "all bonuses and other awards" or as to how or by whom such a determination should be made. These terms are highly and impermissibly ambiguous. For example, the Company's generally awards its senior executive officers stock options under the Company's LTIP. If these executives exercised their stock options and sold the underlying shares of the Company's common stock, would the profit realized constitute a bonus or "other award" after the financial statements are later restated? If so, how should the Company calculate the amount of the bonus or other award to be recouped? There exists a long line of precedent in which the Staff concurred that stockholder proposals concerning executive compensation could be excluded under Rule 14a-8(i)(3) where aspects of the proposals created ambiguities that resulted in the proposals being vague or indefinite. For example, in Safescript Pharmacies, Inc. (February 27, 2004), the Staff concurred that the company could exclude as vague and indefinite a proposal requesting that stock options be "expensed in accordance with FASB guidelines," because FASB permits two methods of expensing stock-based compensation. In Woodward Governor Co. (November 26, 2003), the Staff concurred with exclusion under Rule 14a-8(i)(3) of a proposal requesting that "compensation" for the "executives in the upper management (that being plant managers to board members)" be based on stock growth, because the proposal did not clearly explain how the executives would be compensated "based on stock growth." The Proposal's references to "all bonuses and other awards" and "senior executives" are similarly vague and indefinite, and, therefore, the Proposal may be excluded pursuant to Rule 14a-8(i)(3).

V. Conclusion

The Company requests that the Staff concur with its view that the Proposal may properly be omitted from its Proxy Materials pursuant to Rule 14a-8(i)(2) because the Proposal, if implemented, would cause the Company to violate state common law; Rule 14a-8(i)(6) because the Company lacks the power or authority to implement the Proposal; and Rule 14a-8(i)(3) because the Proposal is vague and indefinite.

Please acknowledge receipt of this letter and its attachment by date-stamping the enclosed copy of the first page of this letter and returning it in the self-addressed stamped envelope provided for your convenience.

If the Staff has any questions or comments regarding the foregoing, please contact me at 724-838-6188.

Sincerely,

Daniel M. Dunlap

Enclosures
cc: Charles B. Cook

EXHIBIT A

LETTER, PROPOSAL & SUPPORTING STATEMENT

Charles B. Cook
3061 Kings Road
Scottdale, Pa. 15683

Mr. Paul Evanson
Chairman
Allegheny Energy, Inc. (AYE)
800 Cabin Hill Drive
Greensburg, Pa. 15601
Ph: 724-838-6999
Fx: 724-838-6864

Dear Mr. Evanson,

This rule 14a-8 proposal is respectfully submitted for the next annual Shareholder meeting. This proposal is submitted to support the long-term performance of our Company. Rule 14a-8 requirements are intended to be met including record holder ownership of the required stock value until after the date applicable shareholder meeting.
This submitted format, with the shareholder supplied emphasis, to be used for a definitive proxy publication.
This shareholder proposal is submitted for the forthcoming shareholder meeting. Please direct all future communication to Charles B. Cook at:
Ph: 724-887-9213
Fx: 724-887-4193
3061 Kings Road
Scottdale, Pa. 15683

Date: 12/1/05

Sincerely,
Charles B Cook
Charles B. Cook
Shareholder of Record
Allegheny Energy Inc.
Cc:
Daniel Dunlap
Senior Attorney
Ph: 724-838-6188
Fx: 724-838-6177

ATTN:
MR Daniel Dunlap

2 pages sent

3 – Recoup Unearned Management Bonuses

"RESOLVED: Shareholders request our board of directors to adopt a policy whereby, in the event of a restatement of financial results, our board will review all bonuses and other awards that were made to senior executives on the basis of having met or exceeded performance targets during the period of the restatement and will recoup for the benefit of our company all such bonuses or swards to the extent that these performance targets were not achieved.

Similar to Proposal Voted at Computer Associates
This proposal is similar to the proposal voted at the Computer Associates (CA) August 2004 annual meeting. In October 2003 Computer Associates announced that it had inflated revenues in the fiscal year ending March 31, 2000 by reporting revenue from contracts before they had been signed.

Bonuses for senior executives that year were based on income exceeding goals. Sanjay Kumar, then CEO, received a $3.2 million bonus based on Computer Associates' supposedly superior performance. Mr. Kumar did not offer to return his bonus based on discredited earnings.

There is no excuse for over-compensation based on discredited earnings at any company. This proposal will give us as shareholders more options if we find ourselves in similar to the Computer Associates scenario. If it appears that our Company reported erroneous results that must be negatively restated, then our board should be enabled by adoption of this proposal, to recoup executive pay that was not earned or deserved.

Incentive pay needs to focus on motivating senior executives like many companies, Allegheny Energy has a system of incentive pay intended to encourage its executives and management towork enthusiastically in Allegheny's interest. Incentive pay can be a useful way to reward and motivate senior executives, but such pay should be tied closely to the actual attainment of pre-set performance goals. As shareholders, with money at risk, we must ensure that this is happening at Allegheny, because Allegheny had a restatement of finances in 2001.

Allegheny's executive compensation policy does not explicitly address this point. It is important to adopt this recommended policy whereby incentive pay for senior executives is paid and retained only if Allegheny legitimately achieves performance benchmarks that are set in advance.

It is not enough for Allegheny's compensation system to encourage good work.. It needs also to discourage bad work and misstatement of results.

Recoup Unearned Management Bonuses
Yes on 3

Allegheny Energy

DANIEL M. DUNLAP
Senior Attorney and Assistant Secretary

800 Cabin Hill Drive
Greensburg, PA 15601
(724) 838-6188 FAX: (724) 838-6177
ddunlap@alleghenyenergy.com

PRIVILEGED AND CONFIDENTIAL
SUBJECT TO THE ATTORNEY WORK PRODUCT
AND ATTORNEY-CLIENT PRIVILEGES

December 22, 2005

U. S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RECEIVED
2005 DEC 28 PM 2:28
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Dear Sir or Madam:

On behalf of Allegheny Energy, Inc., a Maryland corporation (the "Company"), included herein is (i) a no-action request letter and (ii) pursuant to the Staff Bulletin 14C (CF), attached to this cover letter as Exhibit A are copies of correspondence, relating to stock ownership under Rule 14a-8b, that the Company has exchanged relating to the shareholder proposal submitted by Charles B. Cook (the "Proponent") and responses to the correspondence. I have redacted the non-pertinent information such as names of other proponents.

Pursuant to Rule 14a-8(j)(2), I am enclosing six copies of this cover letter and Exhibit A. In accordance with Rule 14a-8(j), a copy of this submission is being sent simultaneously to the Proponent.

If the Staff has any questions or comments regarding the foregoing, please contact me at 724-838-6188.

Sincerely,

Daniel M. Dunlap

Enclosures
cc: Charles B. Cook

EXHIBIT A

CORRESPONDENCE

DANIEL M. DUNLAP
Senior Attorney and Assistant Secretary

Allegheny Energy
800 Cabin Hill Drive
Greensburg, PA 15601
(724) 838-6188 FAX: (724) 838-6177
ddunlap@alleghenyenergy.com

December 2, 2005

VIA FACSIMILE (724-887-4193) AND
FEDERAL EXPRESS - PRIORITY OVERNIGHT SERIVCE

Mr. Charles B. Cook
3061 Kings Road
Scottdale, PA 15683

Dear Mr. Cook:

We received your letter on December 1, 2005 (copy enclosed) submitting a shareholder proposal for the 2006 Proxy Statement of Allegheny Energy, Inc. (the "Company").

Securities and Exchange Commission rules and regulations, including 14a-8, govern the proxy process and shareholder proposals. For your reference, I am enclosing a copy of Rule 14a-8 with this letter.

Your proposal does not satisfy the requirements of Rule 14a-8. Based on the records of our transfer agent, Mellon Investor Services LLC, you are not a record holder of shares of Allegheny Energy, Inc. stock. We expect that you, like many shareholders, may own your shares in "street name" through a record holder such as a broker or bank. In that case, Rule 14a-8b(1) states that "In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the [C]ompany's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting." In this case and consistent with Rule 14a-8b(2), you must prove your eligibility by submitting:

- a written statement that you intend to continue to hold the securities through the date of the Company's annual meeting; and
- either:
    - a written statement from the "record" holder of the securities (usually a broker or bank) verifying that, at the time you submitted the proposal, you continuously held the securities for at least one year; or
    - a copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4, Form 5, or amendments to those documents or updated forms, reflecting your

ownership of shares as of or before the date on which the one-year eligibility period begins and your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement.

If you mail a response to the address above, it must be postmarked no later than 14 days from the date you receive this letter. If you wish to submit your response electronically, you must submit it to the e-mail address or fax number above, within 14 days of your receipt of this letter.

The Company may exclude your proposal if you do not meet the requirements set forth in the enclosed rules. However, if on a timely basis you prove your eligibility, we will review the proposal on its merits and take appropriate action. As discussed in the rules, we may still seek to exclude your proposal on substantive grounds, even if you cure the eligibility and procedural defects.

I look forward to your response to this letter. I can be reached by U.S. mail at the address above, by email at ddunlap@alleghenyenergy.com or by telephone at 724-838-6188.

Sincerely,

Daniel M. Dunlap

Enclosures

Charles B. Cook
3061 Kings Road
Scottdale, Pa. 15683

Mr. Paul Evanson
Chairman
Allegheny Energy, Inc. (AYE)
800 Cabin Hill Drive
Greensburg, Pa. 15601
Ph: 724-838-6999
Fx: 724-838-6864

Dear Mr. Evanson,

This rule 14a-8 proposal is respectfully submitted for the next annual Shareholder meeting. This proposal is submitted to support the long-term performance of our Company. Rule 14a-8 requirements are intended to be met including record holder ownership of the required stock value until after the date applicable shareholder meeting.
This submitted format, with the shareholder supplied emphasis, to be used for a definitive proxy publication.
This shareholder proposal is submitted for the forthcoming shareholder meeting. Please direct all future communication to Charles B. Cook at:
Ph: 724-887-9213
Fx: 724-887-4193
3061 Kings Road
Scottdale, Pa. 15683

Date: 12/1/05

Sincerely,
Charles B Cook
Charles B. Cook
Shareholder of Record
Allegheny Energy Inc.
Cc:
Daniel Dunlap
Senior Attorney
Ph: 724-838-6188
Fx: 724-838-6177

ATTN:
Mr Daniel Dunlap

2 pages sent

3 – Recoup Unearned Management Bonuses

"RESOLVED: Shareholders request our board of directors to adopt a policy whereby, in the event of a restatement of financial results, our board will review all bonuses and other awards that were made to senior executives on the basis of having met or exceeded performance targets during the period of the restatement and will recoup for the benefit of our company all such bonuses or swards to the extent that these performance targets were not achieved.

Similar to Proposal Voted at Computer Associates
This proposal is similar to the proposal voted at the Computer Associates (CA) August 2004 annual meeting. In October 2003 Computer Associates announced that it had inflated revenues in the fiscal year ending March 31, 2000 by reporting revenue from contracts before they had been signed.

Bonuses for senior executives that year were based on income exceeding goals. Sanjay Kumar, then CEO, received a $3.2 million bonus based on Computer Associates' supposedly superior performance. Mr. Kumar did not offer to return his bonus based on discredited earnings.

There is no excuse for over-compensation based on discredited earnings at any company. This proposal will give us as shareholders more options if we find ourselves in similar to the Computer Associates scenario. If it appears that our Company reported erroneous results that must be negatively restated, then our board should be enabled by adoption of this proposal, to recoup executive pay that was not earned or deserved.

Incentive pay needs to focus on motivating senior executives like many companies, Allegheny Energy has a system of incentive pay intended to encourage its executives and management towork enthusiastically in Allegheny's interest. Incentive pay can be a useful way to reward and motivate senior executives, but such pay should be tied closely to the actual attainment of pre-set performance goals. As shareholders, with money at risk, we must ensure that this is happening at Allegheny, because Allegheny had a restatement of finances in 2001.

Allegheny's executive compensation policy does not explicitly address this point. It is important to adopt this recommended policy whereby incentive pay for senior executives is paid and retained only if Allegheny legitimately achieves performance benchmarks that are set in advance.

It is not enough for Allegheny's compensation system to encourage good work.. It needs also to discourage bad work and misstatement of results.

Recoup Unearned Management Bonuses
Yes on 3

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

PROXY RULES

REGULATION 14A — SOLICITATION OF PROXIES

ATTENTION ELECTRONIC FILERS

THIS REGULATION SHOULD BE READ IN CONJUNCTION WITH REGULATION S-T (PART 232 OF THIS CHAPTER), WHICH GOVERNS THE PREPARATION AND SUBMISSION OF DOCUMENTS IN ELECTRONIC FORMAT. MANY PROVISIONS RELATING TO THE PREPARATION AND SUBMISSION OF DOCUMENTS IN PAPER FORMAT CONTAINED IN THIS REGULATION ARE SUPERSEDED BY THE PROVISIONS OF REGULATION S-T FOR DOCUMENTS REQUIRED TO BE FILED IN ELECTRONIC FORMAT.

Definitions

Reg. §240.14a-1. Unless the context otherwise requires, all terms used in this regulation have the same meanings as in the Act or elsewhere in the general rules and regulations thereunder. In addition, the following definitions apply unless the context otherwise requires:

(a) *Associate.* The term "associate," used to indicate a relationship with any person, means (1) any corporation or organization (other than the registrant or a majority owned subsidiary of the registrant) of which such person is an officer or partner or is, directly or indirectly, the beneficial owner of 10 percent or more of any class of equity securities; (2) any trust or other estate in which such person has a substantial beneficial interest or as to which such person serves as trustee or in a similar fiduciary capacity; and (3) any relative or spouse of such person, or any relative of such spouse, who has the same home as such person or who is a director or officer of the registrant or any of its parents or subsidiaries.

(b) *Employee benefit plan.* For purposes of §§240.14a-13, 240.14b-1 and 240.14b-2, the term "employee benefit plan" means any purchase, savings, option, bonus, appreciation, profit sharing, thrift, incentive, pension or similar plan solely for employees, directors, trustees or officers.

(c) *Entity that exercises fiduciairy powers.* The term "entity that exercises fiduciary powers" means any entity that holds securities in nominee name or otherwise on behalf of a beneficial owner but does not include a clearing agency registered pursuant to section 17A of the Act or a broker or a dealer.

(d) *Exempt employee benefit plan securities.* For purposes of §§240.14a-13, 240.14b-1 and 240.14b-2, the term "exempt employee benefit plan securities" means: (1) securities of the registrant held by an employee benefit plan, as defined in paragraph (b) of this section, where such plan is established by the registrant; or (2) if notice regarding the current solicitation has been given pursuant to §240.14a-13(a)(1)(ii)(C) or if notice regarding the current request for a list of names, addresses and securities positions of beneficial owners has been given pursuant to §240.14a-13(b)(3), securities of the registrant held by an employee benefit plan, as defined in paragraph (b) of this section, where such plan is established by an affiliate of the registrant.

(e) *Last fiscal year.* The term "last fiscal year" of the registrant means the last fiscal year of the registrant ending prior to the date of the meeting for which proxies are to be solicited or if the solicitation involves written authorizations or consents in lieu of a meeting, the earliest date they may be used to effect corporate action.

(f) *Proxy.* The term "proxy" includes every proxy, consent or authorization within the meaning of section 14(a) of the Act. The consent or authorization may take the form of failure to object or to dissent.

(g) *Proxy statement.* The term "proxy statement" means the statement required by §240.14a-3(a) whether or not contained in a single document.

(h) *Record date.* The term "record date" means the date as of which the record holders of securities entitled to vote at a meeting or by written consent or authorization shall be determined.

(i) *Record holder.* For purposes of §§240.14a-13, 240.14b-1 and 240.14b-2, the term "record holder" means any broker, dealer, voting trustee, bank, association or other entity that exercises fiduciary powers which holds securities of record in nominee name or otherwise or as a participant in a clearing agency registered pursuant to section 17A of the Act.

(j) *Registrant.* The term "registrant" means the issuer of the securities in respect of which proxies are to be solicited.

(k) *Respondent bank.* For purposes of §§240.14a-13, 240.14b-1 and 240.14b-2, the term "respondent bank" means any bank, association or other entity that exercises fiduciary powers which holds securities on behalf of beneficial owners and deposits such securities for safekeeping with another bank, association or other entity that exercises fiduciary powers.

(l) *Solicitation.*

(1) The terms "solicit" and "solicitation" include:

(i) Any request for a proxy whether or not accompanied by or included in a form of proxy;

(ii) Any request to execute or not to execute, or to revoke, a proxy; or

(iii) The furnishing of a form of proxy or other communication to security holders under circumstances reasonably calculated to result in the procurement, withholding or revocation of a proxy.

(2) The terms do not apply, however, to:

(i) The furnishing of a form of proxy to a security holder upon the unsolicited request of such security holder;

(ii) The performance by the registrant of acts required by § 240.14a-7;

(iii) The performance by any person of ministerial acts on behalf of a person soliciting a proxy; or

(iv) A communication by a security holder who does not otherwise engage in a proxy solicitation (other than a solicitation exempt under § 240.14a-2) stating how the security holder intends to vote and the reasons therefor, *provided that the communication:*

(A) is made by means of speeches in public forums, press releases, published or broadcast opinions, statements or advertisements appearing in a broadcast media, or newspaper, magazine or other bona fide publication disseminated on a regular basis,

(B) is directed to persons to whom the security holder owes a fiduciary duty in connection with the voting of securities of a registrant held by the security holder, or

(C) is made in response to unsolicited requests for additional information with respect to a prior communication by the security holder made pursuant to this paragraph (*l*)(*2*)(iv).

Solicitations to Which §240.14a-3 to §240.14a-15 Apply

Reg. §240.14a-2. Sections 240.14a-3 to 240.14a-15, except as specified below, apply to every solicitation of a proxy with respect to securities registered pursuant to Section 12 of the Act (15 U.S.C. 78*l*), whether or not trading in such securities has been suspended. To the extent specified below, certain of these sections also apply to roll-up transactions that do not involve an entity with securities registered pursuant to Section 12 of the Act.

(a) Sections 240.14a-3 to 240.14a-15 do not apply to the following:

(1) Any solicitation by a person in respect to securities carried in his name or in the name of his nominee (otherwise than as voting trustee) or held in his custody, if such person —

(i) Receives no commission or remuneration for such solicitation, directly or indirectly, other than reimbursement of reasonable expenses,

(ii) Furnishes promptly to the person solicited a copy of all soliciting material with respect to the same subject matter or meeting received from all persons who shall furnish copies thereof for such purpose and who shall, if requested, defray the reasonable expenses to be incurred in forwarding such material, and

(iii) In addition, does no more than impartially instruct the person solicited to forward a proxy to the person, if any, to whom the person solicited desires to give a proxy, or impartially request from the person solicited instructions as to the authority to be conferred by the proxy and state that a proxy will be given if no instructions are received by a certain date.

(2) Any solicitation by a person in respect of securities of which he is the beneficial owner;

(3) Any solicitation involved in the offer and sale of securities registered under the Securities Act of 1933: *Provided*, That this paragraph shall not apply to securities to be issued in any transaction of the character specified in paragraph (a) of Rule 145 under that Act;

(4) Any solicitation with respect to a plan of reorganization under Chapter 11 of the Bankruptcy Reform Act of 1978, as amended, if made after the entry of an order approving the written disclosure statement concerning a plan of reorganization pursuant to section 1125 of said Act and after, or concurrently with, the transmittal of such disclosure statement as required by section 1125 of said Act;

(5) Any solicitation which is subject to Rule 62 under the Public Utility Holding Company Act of 1935; and

(6) Any solicitation through the medium of a newspaper advertisement which informs security holders of a source from which they may obtain copies of a proxy statement, form of proxy and any other soliciting material and does no more than (i) name the registrant, (ii) state the reason for the advertisement, and (iii) identify the proposal or proposals to be acted upon by security holders.

(b) Sections 240.14a-3 to 240.14a-6 (other than 14a-6(g)), 240.14a-8, and 240.14a-10 to 14a-15 do not apply to the following:

(1) Any solicitation by or on behalf of any person who does not, at any time during such solicitation, seek directly or indirectly, either on its own or another's behalf, the power to act as proxy for a security holder and does not furnish or otherwise request, or act on behalf of a person who furnishes or requests, a form of revocation, abstention, consent or authorization. *Provided, however*, that the exemptions set forth in this paragraph shall not apply to:

(i) the registrant or an affiliate or associate of the registrant (other than an officer or director or any person serving in a similar capacity);

(ii) an officer or director of the registrant or any person serving in a similar capacity engaging in a solicitation financed directly or indirectly by the registrant;

(iii) an officer, director, affiliate or associate of a person that is ineligible to rely on the exemption set forth in this paragraph (other than persons specified in paragraph (b)(1)(i) of this section), or any person serving in a similar capacity;

(iv) any nominee for whose election as a director proxies are solicited;

(v) any person soliciting in opposition to a merger, recapitalization, reorganization, sale of assets or other extraordinary transaction recommended or approved by the board of directors of the registrant who is proposing or intends to propose an alternative transaction to which such person or one of its affiliates is a party;

(vi) any person who is required to report beneficial ownership of the registrant's equity securities on a Schedule 13D [§ 240.13d-101], unless such person has filed a Schedule 13D and has not disclosed pursuant to Item 4 thereto an intent, or reserved the right, to engage in a control transaction, or any contested solicitation for the election of directors;

(vii) any person who receives compensation from an ineligible persons directly related to the solicitation of proxies, other than pursuant to § 240.14a-13;

(viii) where the registrant is an investment company registered under the Investment Company Act of 1940 [15 U.S.C. 80a-1 et seq.], an "interested person" of that investment company, as that term is defined in Section 2(a)(19) of the Investment Company Act [15 U.S.C. 80a-2];

(ix) any person who, because of a substantial interest in the subject matter of the solicitation, is likely to receive a benefit from a successful solicitation that would not be shared pro rata by all other holders of the same class of securities, other than a benefit arising from the person's employment with the registrant; and

(x) any person acting on behalf of any of the foregoing.

(2) Any solicitation made otherwise than on behalf of the registrant where the total number of persons solicited is not more than ten; and

(3) The furnishing of proxy voting advice by any person (the "advisor") to any other person with whom the advisor has a business relationship, if:

(i) The advisor renders financial advice in the ordinary course of his business;

(ii) The advisor discloses to the recipient of the advice any significant relationship with the registrant or any of its affiliates, or a security holder proponent of the matter on which advice is given, as well as any material interests of the advisor in such matter.

(iii) The advisor receives no special commission or remuneration for furnishing the proxy voting advice from any person other than a recipient of the advice and other persons who receive similar advice under this subsection; and

(iv) The proxy voting advice is not furnished on behalf of any person soliciting proxies or on behalf of a participant in an election subject to the provisions of Rule 14a-11.

(4) Any solicitation in connection with a roll-up transaction as defined in Item 901(c) of Regulation S-K (§ 229.901 of this chapter) in which the holder of a security that is the subject of a proposed roll-up transaction engages in preliminary communications with other holders of securities that are the subject of the same limited partnership roll-up transaction for the purpose of determining whether to solicit proxies, consents, or authorizations in opposition to the proposed limited partnership roll-up transaction; *provided, however,* that:

(i) This exemption shall not apply to a security holder who is an affiliate of the registrant or general partner or sponsor; and

(ii) This exemption shall not apply to a holder of five percent (5%) or more of the outstanding securities of a class that is the subject of the proposed roll-up transaction who engages in the business of buying and selling limited partnership interests in the secondary market unless that holder discloses to the persons to whom the communications are made such ownership interest and any relations of the holder to the parties of the transaction or to the transaction itself, as required by § 240.14a-6(n)(1) and specified in the Notice of Exempt Preliminary Roll-up Communication (§ 240.14a-104). If the communication is oral, this disclosure may be provided to the security holder orally. Whether the communication is written or oral, the notice required by § 240.14a-6(n) and § 240.14a-104 shall be furnished to the Commission.

(5) Publication or distribution by a broker or a dealer of a research report in accordance with Rule 138 (§230.138 of this chapter) or Rule 139 (§230.139 of this chapter) during a transaction in which the broker or dealer or its affiliate participates or acts in an advisory role.

Information to be Furnished Security Holders

Reg. §240.14a-3.

(a) No solicitation subject to this regulation shall be made unless each person solicited is concurrently furnished or has previously been furnished with a publicly-filed preliminary or definitive written proxy statement containing the information specified in Schedule 14A (§240.14a-101) or with a publicly-filed preliminary or definitive written proxy statement included in a registration statement filed under the Securities Act of 1933 on Form S-4 or F-4 (§239.25 or §239.34 of this chapter) or Form N-14 (§239.23) and containing the information specified in such Form.

(b) If the solicitation is made on behalf of the registrant other than an investment company registered under the Investment Company Act of 1940, and relates to an annual (or special meeting in lieu of the annual) meeting of security holders, or written consent in lieu of such meeting, at which directors are to be elected, each proxy statement furnished pursuant to paragraph (a) of this section shall be accompanied or preceded by an annual report to security holders as follows:

Note to Small Business Issuers. A "small business issuer," defined under Rule 12b-2 of the Exchange Act (§240.12b-2), shall refer to the disclosure items in Regulation S-B (§ 228.10-702 of this chapter) rather than Regulation S-K (§ 229.10-702 of this chapter). If there is no comparable disclosure item in Regulation S-B, a small business issuer need not provide the information requested. A small business issuer shall provide the information in Item 310(a) of Regulation S-B in lieu of the financial information required by Rule 14a-3(b)(1) (§ 240.14a-3(b)(1)). Small business issuers using the transitional small business issuers disclosure format in the filing of their most recent annual report on Form 10-KSB (§ 249.310b of this chapter) need not provide the information specified below. Rather, those small business issuers shall provide only the financial statements required to be filed in their most recent Form 10-KSB. The inclusion of additional information, including information required of non-transitional small business issuers, in the annual report to security holders will not cause the issuer to be ineligible for the transitional disclosure forms.

(1) The report shall include, for the registrant and its subsidiaries consolidated, audited balance sheets as of the end

of each of the two most recent fiscal years and audited statements of income and cash flows for each of the three most recent fiscal years prepared in accordance with Regulation S-X (Part 210 of this chapter), except that the provisions of Article 3 (other than §210.3-03(e), 210.3-04 and 210.3-20) and Article 11 shall not apply. Any financial statement schedules or exhibits or separate financial statements which may otherwise be required in filings with the Commission may be omitted. If the financial statements of the registrant and its subsidiaries consolidated in the annual report filed or to be filed with the Commission are not required to be audited, the financial statements required by this paragraph may be unaudited.

Note 1: If the financial statements for a period prior to the most recently completed fiscal year have been examined by a predecessor accountant, the separate report of the predecessor accountant may be omitted in the report to security holders provided the registrant has obtained from the predecessor accountant a reissued report covering the prior period presented and the successor accountant clearly indicates in the scope paragraph of his report (a) that the financial statements of the prior period were examined by other accountants, (b) the date of their report, (c) the type of opinion expressed by the predecessor accountant, and (d) the substantive reasons therefor, if it was other than unqualified. It should be noted, however, that the separate report of any predecessor accountant is required in filings with the Commission. If, for instance, the financial statements in the annual report to security holders are incorporated by reference in a Form 10-K and Form 10-KSB, the separate report of a predecessor accountant shall be filed in Part II or in Part IV as a financial statement schedule.

Note 2: For purposes of complying with § 240.14a-3, if the registrant has changed its fiscal closing date, financial statements covering two years and one period of nine to 12 months shall be deemed to satisfy the requirements for statements of income and cash flows for the three most recent fiscal years.

(2) (i) Financial statements and notes thereto shall be presented in roman type at least as large and as legible as 10-point modern type. If necessary for convenient presentation, the financial statements may be in roman type as large and as legible as 8-point modern type. All type shall be leaded at least 2 points.

(ii) Where the annual report to security holders is delivered through an electronic medium, issuers may satisfy legibility requirements applicable to printed documents, such as type size and font, by presenting all required information in a format readily communicated to investors.

(3) The report shall contain the supplementary financial information required by Item 302 of Regulation S-K (§229.302 of this chapter).

(4) The report shall contain information concerning changes in and disagreements with accountants on accounting and financial disclosure required by Item 304 of Regulation S-K (§229.304 of this chapter).

(5) (i) The report shall contain the selected financial data required by Item 301 of Regulation S-K (§229.301 of this chapter).

(ii) The report shall contain management's discussion and analysis of financial condition and results of operations required by Item 303 of Regulation S-K (§229.303 of this chapter) or, if applicable, a plan of operation required by Item 303(a) of Regulation S-B (§ 228.303(a) of this chapter).

(iii) The report shall contain the quantitative and qualitative disclosures about market risk required by Item 305 of Regulation S-K (229.305 of this chapter).

(6) The report shall contain a brief description of the business done by the registrant and its subsidiaries during the most recent fiscal year which will, in the opinion of management, indicate the general nature and scope of the business of the registrant and its subsidiaries.

(7) The report shall contain information relating to the registrant's industry segments, classes of similar products or services, foreign and domestic operations and exports sales required by paragraphs (b), (c)(1)(i) and (d) of Item 101 of Regulation S-K (§229.101 of this chapter).

(8) The report shall identify each of the registrant's directors and executive officers, and shall indicate the principal occupation or employment of each such person and the name and principal business of any organization by which such person is employed.

(9) The report shall contain the market price of and dividends on the registrant's common equity and related security holder matters required by Item 201 of Regulation S-K (§229.201 of this chapter).

(10) The registrant's proxy statement, or the report, shall contain an undertaking in bold face or otherwise reasonably prominent type to provide without charge to each person solicited upon the written request of any such person, a copy of the registrant's annual report on Form 10-K and Form 10-KSB, including the financial statements and the

financial statement schedules, required to be filed with the Commission pursuant to Rule 13a-1 under the Act for the registrant's most recent fiscal year, and shall indicate the name and address (including title or department) of the person to whom such a written request is to be directed. In the discretion of management, a registrant need not undertake to furnish without charge copies of all exhibits to its Form 10-K and Form 10-KSB provided the copy of the annual report on Form 10-K and Form 10-KSB furnished without charge to requesting security holders is accompanied by a list briefly describing all the exhibits not contained therein and indicating that the registrant will furnish any exhibit upon the payment of a specified reasonable fee which fee shall be limited to the registrant's reasonable expenses in furnishing such exhibit. If the registrant's annual report to security holders complies with all of the disclosure requirements of Form 10-K and Form 10-KSB and is filed with the Commission in satisfaction of its Form 10-K and Form 10-KSB filing requirements, such registrant need not furnish a separate Form 10-K and Form 10-KSB to security holders who receive a copy of such annual report.

Note: Pursuant to the undertaking required by paragraph (b)(10) of this section, a registrant shall furnish a copy of its annual report on Form 10-K (§249.310 of this chapter) and Form 10-KSB (§ 249.310b of this chapter) to a beneficial owner of its securities upon receipt of a written request from such person. Each request must set forth a good faith representation that, as of the record date for the solicitation requiring the furnishing of the annual report to security holders pursuant to paragraph (b) of this section, the person making the request was a beneficial owner of securities entitled to vote.

(11) Subject to the foregoing requirements, the report may be in any form deemed suitable by management and the information required by paragraphs (b)(5) to (b)(10) of this section may be presented in an appendix or other separate section of the report, provided that the attention of security holders is called to such presentation.

Note: Registrants are encouraged to utilize tables, schedules, charts and graphic illustrations of present financial information in an understandable manner. Any presentation of financial information must be consistent with the data in the financial statements contained in the report and, if appropriate, should refer to relevant portions of the financial statements and notes thereto.

(12) [Reserved]

(13) Paragraph (b) of this section shall not apply, however, to solicitations made on behalf of the registrant before the financial statements are available if a solicitation is being made at the same time in opposition to the registrant and if the registrant's proxy statement includes an undertaking in bold-face type to furnish such annual report to all persons being solicited at least 20 calendar days before the date of the meeting or, if the solicitation refers to a written consent or authorization in lieu of a meeting, at least 20 calendar days prior to the earliest date on which it may be used to effect corporate action.

(c) Seven copies of the report sent to security holders pursuant to this rule shall be mailed to the Commission, solely for its information, not later than the date on which such report is first sent or given to security holders or the date on which preliminary copies, or definitive copies, if preliminary filing was not required, of solicitation material are filed with the Commission pursuant to Rule 14a-6(a), whichever date is later. The report is not deemed to be "soliciting material" or to be "filed" with the Commission or subject to this regulation otherwise than as provided in this Rule, or to the liabilities of section 18 of the Act, except to the extent that the registrant specifically requests that it be treated as a part of the proxy soliciting material or incorporates it in the proxy statement or other filed report by reference.

(d) An annual report to security holders prepared on an integrated basis pursuant to General Instruction H to Form 10-K (§249.310) and Form 10-KSB (§ 249.310b) may also be submitted in satisfaction of this rule. When filed as the annual report on Form 10-K and Form 10-KSB, responses to the Items of that form are subject to section 18 of the Act notwithstanding paragraph (c).

(e) Notwithstanding paragraphs (a) and (b) of this section:

(1) A registrant is not required to send an annual report to a security holder of record having the same address as another security holder of record, provided that (i) such security holders are not holding such registrant's securities in nominee name, (ii) at least one report is sent to a holder of record at that address and (iii) the holders of record to whom a report is not sent agree thereto in writing; and

(2) Unless state law requires otherwise, a registrant is not required to send an annual report or proxy statement to a security holder if: (i) an annual report and a proxy statement for two consecutive annual meetings; or (ii) all, and at least two, payments (if sent by first class mail) of dividends or interest on securities, or dividend reinvestment confirmations, during a twelve month period, have been mailed to such security holder's address and have been returned undeliverable. If any such security holder delivers or causes to be delivered to the registrant written notice setting forth his then current address for security holder communications purposes, the registrant's obligation to deliver an annual report or a proxy statement under this section is reinstated.

(f) The provisions of paragraph (a) of this section shall not apply to a communication made by means of speeches in public forums, press releases, published or broadcast opinions, statements, or advertisements appearing in a broadcast media, newspaper, magazine or other bona fide publication disseminated on a regular basis, provided that:

(1) no form of proxy, consent or authorization or means to execute the same is provided to a security holder in connection with the communication; and

(2) at the time the communication is made, a definitive proxy statement is on file with the Commission pursuant to § 240.14a-6(b).

Requirements as to Proxy

Reg. §240.14a-4.

(a) The form of proxy (1) shall indicate in bold-face type whether or not the proxy is solicited on behalf of the registrant's board of directors or, if provided other than by a majority of the board of directors, shall indicate in bold-face type on whose behalf the solicitation is made; (2) shall provide a specifically designated blank space for dating the proxy card; and (3) shall identify clearly and impartially each separate matter intended to be acted upon, whether or not related to or conditioned on the approval of other matters, and whether proposed by the registrant or by security holders. No reference need be made, however, to proposals as to which discretionary authority is conferred pursuant to paragraph (c) of this section.

Note to paragraph (a)(3) (electronic filers): Electronic filers shall satisfy the filing requirements of Rule 14a-6(a) or (b) (§240.14a-6(a) or (b)) with respect to the form of proxy by filing the form of proxy as an appendix at the end of the proxy statement. Forms of proxy shall not be filed as exhibits or separate documents within an electronic submission.

(b) (1) Means shall be provided in the form of proxy whereby the person solicited is afforded an opportunity to specify by boxes a choice between approval or disapproval of, or abstention with respect to, each separate matter referred to therein as intended to be acted upon, other than elections to office. A proxy may confer discretionary authority with respect to matters as to which a choice is not specified by the security holder provided that the form of proxy states in bold-face type how it is intended to vote the shares represented by the proxy in each such case.

(2) A form of proxy which provides for the election of directors shall set forth the names of persons nominated for election as directors. Such form of proxy shall clearly provide any of the following means for security holders to withhold authority to vote for each nominee:

(i) a box opposite the name of each nominee which may be marked to indicate that authority to vote for such nominee is withheld; or

(ii) an instruction in bold-face type which indicates that the security holder may withhold authority to vote for any nominee by lining through or otherwise striking out the name of any nominee; or

(iii) designated blank spaces in which the security holder may enter the names of nominees with respect to whom the shareholder chooses to withhold authority to vote; or

(iv) any other similar means, provided that clear instructions are furnished indicating how the security holder may withhold authority to vote for any nominee.

Such form of proxy also may provide a means for the security holder to grant authority to vote for the nominees set forth, as a group, provided that there is a similar means for the security holder to withhold authority to vote for such group of nominees. Any such form of proxy which is executed by the security holder in such manner as not to withhold authority to vote for the election of any nominee shall be deemed to grant such authority, provided that the form of proxy so states in bold-face type.

Instructions:

1. Paragraph (2) does not apply in the case of a merger, consolidation or other plan if the election of directors is an integral part of the plan.

2. If applicable state law gives legal effect to votes cast against a nominee, then in lieu of, or in addition to, providing a means for security holders to withhold authority to vote, the issuer should provide a similar means for security holders to vote against each nominee.

(c) A proxy may confer discretionary authority to vote on any of the following matters:

(1) For an annual meeting of shareholders, if the registrant did not have notice of the matter at least 45 days before the date on which the registrant first mailed its proxy materials for the prior year's annual meeting of shareholders (or date specified by an advance notice provision), and a specific statement to that effect is made in the proxy statement or form of proxy. If during the prior year the registrant did not hold an annual meeting, or if the date of the meeting has changed more than 30 days from the prior year, then notice must not have been received a reasonable time before the registrant mails its proxy materials for the current year.

(2) In the case in which the registrant has received timely notice in connection with an annual meeting of shareholders (as determined under paragraph (c)(1) of this section), if the registrant includes, in the proxy statement, advice on the nature of the matter and how the registrant intends to exercise its discretion to vote on each matter. However, even if the registrant includes this information in its proxy statement, it may not exercise discretionary voting authority on a particular proposal if the proponent:

(i) Provides the registrant with a written statement, within the time-frame determined under paragraph (c)(1) of this section, that the proponent intends to deliver a proxy statement and form of proxy to holders of at least the percentage of the company's voting shares required under applicable law to carry the proposal;

(ii) Includes the same statement in its proxy materials filed under §240.14a-6; and

(iii) Immediately after soliciting the percentage of shareholders required to carry the proposal, provides the registrant with a statement from any solicitor or other person with knowledge that the necessary steps have been taken to deliver a proxy statement and form of proxy to holders of at least the percentage of the company's voting shares required under applicable law to carry the proposal.

(3) For solicitations other than for annual meetings or for solicitations by persons other than the registrant, matters which the persons making the solicitation do not know, a reasonable time before the solicitation, are to be presented at the meeting, if a specific statement to that effect is made in the proxy statement or form of proxy.

(4) Approval of the minutes of the prior meeting if such approval does not amount to ratification of the action taken at that meeting;

(5) The election of any person to any office for which a bona fide nominee is named in the proxy statement and such nominee is unable to serve or for good cause will not serve.

(6) Any proposal omitted from the proxy statement and form of proxy pursuant to §240.14a-8 or §240.14a-9 of this chapter.

(7) Matters incident to the conduct of the meeting.

(d) No proxy shall confer authority (1) to vote for the election of any person to any office for which a bona fide nominee is not named in the proxy statement, (2) to vote at any annual meeting other than the next annual meeting (or any adjournment thereof) to be held after the date on which the proxy statement and form of proxy are first sent or given to security holders, (3) to vote with respect to more than one meeting (and any adjournment thereof) or more than one consent solicitation or (4) to consent to or authorize any action other than the action proposed to be taken in the proxy statement, or matters referred to in paragraph (c) of this rule. A person shall not be deemed to be a bona fide nominee and he shall not be named as such unless he has consented to being named in the proxy statement and to serve if elected. *Provided, however,* that nothing in this section 240.14a-4 shall prevent any person soliciting in support of nominees who, if elected, would constitute a minority of the board of directors, from seeking authority to vote for nominees named in the registrant's proxy statement, so long as the soliciting party:

(i) seeks authority to vote in the aggregate for the number of director positions then subject to election;

(ii) represents that it will vote for all the registrant nominees, other than those registrant nominees specified by the soliciting party;

(iii) provides the security holder an opportunity to withhold authority with respect to any other registrant nominee by writing the name of that nominee on the form of proxy; and

(iv) states on the form of proxy and in the proxy statement that there is no assurance that the registrant's nominees will serve if elected with any of the soliciting party's nominees.

(e) The proxy statement or form of proxy shall provide, subject to reasonable specified conditions, that the shares represented by the proxy will be voted and that where the person solicited specifies by means of a ballot provided pursuant to paragraph (b) a choice with respect to any matter to be acted upon, the shares will be voted in accordance with the specifications so made.

(f) No person conducting a solicitation subject to this regulation shall deliver a form of proxy, consent or authorization to any security holder unless the security holder concurrently receives, or has previously received, a definitive proxy statement that has been filed with the Commission pursuant to § 240.14a-6(b).

Presentation of Information in Proxy Statement

Reg. §240.14a-5.

(a) The information included in the proxy statement shall be clearly presented and the statements made shall be divided into groups according to subject matter and the various groups of statements shall be preceded by appropriate headings. The order of items and sub-items in the schedule need not be followed. Where practicable and appropriate, the information shall be presented in tabular form. All amounts shall be stated in figures. Information required by more than one applicable item need not be repeated. No statement need be made in response to any item or sub-item which is inapplicable.

(b) Any information required to be included in the proxy statement as to terms of securities or other subject matter which from a standpoint of practical necessity must be determined in the future may be stated in terms of present knowledge and intention. To the extent practicable, the authority to be conferred concerning each such matter shall be confined within limits reasonably related to the need for discretionary authority. Subject to the foregoing, information which is not known to the persons on whose behalf the solicitation is to be made and which it is not reasonably within the power of such persons to ascertain or procure may be omitted, if a brief statement of the circumstances rendering such information unavailable is made.

(c) Any information contained in any other proxy soliciting material which has been furnished to each person solicited in connection with the same meeting or subject matter may be omitted from the proxy statement, if a clear reference is made to the particular document containing such information.

(d) (1) All printed proxy statements shall be in roman type at least as large and as legible as 10-point modern type, except that to the extent necessary for convenient presentation financial statements and other tabular data, but not the notes thereto, may be in roman type at least as large and as legible as 8-point modern type. All such type shall be leaded at least 2 points.

(2) Where a proxy statement is delivered through an electronic medium, issuers may satisfy legibility requirements applicable to printed documents, such as type size and font, by presenting all required information in a format readily communicated to investors.

(e) All proxy statements shall disclose, under an appropriate caption, the following dates:

(1) The deadline for submitting shareholder proposals for inclusion in the registrant's proxy statement and form of proxy for the registrant's next annual meeting, calculated in the manner provided in §240.14a-8(d)(Question 4); and

(2) The date after which notice of a shareholder proposal submitted outside the processes of §240.14a-8 is considered untimely, either calculated in the manner provided by §240.14a-4(c)(1) or as established by the registrant's advance notice provision, if any, authorized by applicable state law.

(f) If the date of the next annual meeting is subsequently advanced or delayed by more than 30 calendar days from the date of the annual meeting to which the proxy statement relates, the registrant shall, in a timely manner, inform shareholders of such change, and the new dates referred to in paragraphs (e)(1) and (e)(2) of this section, by including a notice, under Item 5, in its earliest possible quarterly report on Form 10-Q (§249.308a of this chapter) or Form 10-QSB (§249.308b of this chapter), or, in the case of investment companies, in a shareholder report under §270.30d-1 of this chapter under the Investment Company Act of 1940, or, if impracticable, any means reasonably calculated to inform shareholders.

Filing Requirements

Reg. §240. 14a-6.

(a) *Preliminary proxy statement.* Five preliminary copies of the proxy statement and form of proxy shall be filed with the Commission at least 10 calendar days prior to the date definitive copies of such material are first sent or given to security holders, or such shorter period prior to that date as the Commission may authorize upon a showing of good cause thereunder. A registrant, however, shall not file with the Commission a preliminary proxy statement, form of proxy or other soliciting material to be furnished to security holders concurrently therewith if the solicitation relates to an annual (or special meeting in lieu of the annual) meeting, or for an investment company registered under the Investment Company Act of 1940 (15 U.S.C. 80a-1 *et seq.*) or a business development company, if the solicitation relates to any meeting of security holders at which the only matters to be acted upon are:

(1) the election of directors;

(2) the election, approval or ratification of accountant(s);
(3) a security holder proposal included pursuant to Rule 14a-8 (§240.14a-8 of this chapter);

(4) the approval or ratification of a plan as defined in paragraph (a)(7)(ii) of Item 402 of Regulation S-K (§ 229.402(a)(7)(ii) of this chapter) or amendments to such a plan;

(5) with respect to an investment company registered under the Investment Company Act of 1940 or a business development company, a proposal to continue, without change, any advisory or other contract or agreement that previously has been the subject of a proxy solicitation for which proxy material was filed with the Commission pursuant to this rule; and/or

(6) with respect to an open-end investment company registered under the Investment Company Act of 1940, a proposal to increase the number of shares authorized to be issued.

This exclusion from filing preliminary proxy material does not apply if the registrant comments upon or refers to a solicitation in opposition in connection with the meeting in its proxy material.

Note 1: The filing of revised material does not recommence the ten day time period unless the revised material contains material revisions or material new proposal(s) that constitute a fundamental change in the proxy material.

Note 2: The official responsible for the preparation of the preliminary material should make every effort to verify the accuracy and completeness of the information required by the applicable rules. The preliminary material should be filed with the Commission at the earliest practicable date.

Note 3: Solicitation in Opposition. For purposes of the exclusion from filing preliminary proxy material, a "solicitation in opposition" includes: (a) any solicitation opposing a proposal supported by the registrant; and (b) any solicitation supporting a proposal that the registrant does not expressly support, other than a security holder proposal included in the registrant's proxy material pursuant to Rule 14a-8 (§240.14a-8 of this chapter). The inclusion of a security holder proposal in the registrant's proxy material pursuant to Rule 14a-8 does not constitute a "solicitation in opposition," even if the registrant opposes the proposal and/or includes a statement in opposition to the proposal.

Note 4: A registrant that is filing proxy material in preliminary form only because the registrant has commented on or referred to a solicitation in opposition should indicate that fact in a transmittal letter when filing the preliminary material with the Commission.

(b) Definitive proxy statement and other soliciting material. Eight definitive copies of the proxy statement, form of proxy and all other soliciting materials, in the same form as the materials sent to security holders, must be filed with the Commission no later than the date they are first sent or given to security holders. Three copies of these materials also must be filed with, or mailed for filing to, each national securities exchange on which the registrant has a class of securities listed and registered.

(c) Personal solicitation materials. If part or all of the solicitation involves personal solicitation, then eight copies of all written instructions or other materials that discuss, review or comment on the merits of any matter to be acted on, that are furnished to persons making the actual solicitation for their use directly or indirectly in connection with the solicitation, must be filed with the Commission no later than the date the materials are first sent or given to these persons.

(d) *Release dates.* All preliminary proxy statements and forms of proxy filed pursuant to paragraph (a) of this section shall be accompanied by a statement of the date on which definitive copies thereof filed pursuant to paragraph (b) of this section are intended to be released to security holders. All definitive material filed pursuant to paragraph (b) of this section shall be accompanied by a statement of the date on which copies of such material were related to security holders, or, if not released, the date on which copies thereof are intended to be released. All material filed pursuant to paragraph (c) of this section shall be accompanied by a statement of the date on which copies thereof were released to the individual who will make the actual solicitation or it not released, the date on which copies thereof are intended to be released.

(e) (1) *Public availability of information.* All copies of preliminary proxy statements and forms of proxy filed pursuant to paragraph (a) of this section shall be clearly marked "Preliminary Copies," and shall be deemed available for public inspection unless confidential treatment is obtained pursuant to paragraph (e)(2) of this section.

(2) *Confidential treatment.* If action will be taken on any matter specified in Item 14 of Schedule 14A (§240.14a-101), all copies of the preliminary proxy statement and form of proxy filed under paragraph (a) of this section will be for the information of the Commission only and will not be deemed available for public inspection until filed with the Commission in definitive form so long as:

(i) The proxy statement does not relate to a matter or proposal subject to §240.13e-3 or a roll-up transaction as defined in Item 901(c) of Regulation S-K (§229.901(c) of this chapter);

(ii) Neither the parties to the transaction nor any persons authorized to act on their behalf have made any public communications relating to the transaction except for statements where the content is limited to the information specified in §230.135 of this chapter; and

(iii) The materials are filed in paper and marked "Confidential, For Use of the Commission Only." In all cases, the materials may be disclosed to any department or agency of the United States Government and to the Congress, and the Commission may make any inquiries or investigation into the materials as may be necessary to conduct an adequate review by the Commission.

Instruction to paragraph (e)(2): If communications are made publicly that go beyond the information specified in §230.135 of this chapter, the preliminary proxy materials must be re-filed promptly with the Commission as public materials.

(f) *Communications not required to be filed.* Copies of replies to inquiries from security holders requesting further information and copies of communications which do no more than request that forms of proxy theretofore solicited be signed and returned need not be filed pursuant to this rule.

(g) *Solicitations subject to § 240.14a-2(b)(1).*

(1) Any person who:

(i) engages in a solicitation pursuant to § 240.14a-2(b)(1), and

(ii) at the commencement of that solicitation owns beneficially securities of the class which is the subject of the solicitation with a market value of over $5 million, shall furnish or mail to the Commission, not later than three days after the date the written solicitation is first sent or given to any security holder, five copies of a statement containing the information specified in the Notice of Exempt Solicitation [§ 240.14a-103] which statement shall attach as an exhibit all written soliciting materials. Five copies of an amendment to such statement shall be furnished or mailed to the Commission, in connection with dissemination of any additional communications, not later than three days after the date the additional material is first sent or given to any security holder. Three copies of the Notice of Exempt Solicitation and amendments thereto shall, at the same time the materials are furnished or mailed to the Commission, be furnished or mailed to each national securities exchange upon which any class of securities of the registrant is listed and registered.

(2) Notwithstanding paragraph (g)(1) of this section, no such submission need be made with respect to oral solicitations (other than with respect to scripts used in connection with such oral solicitations), speeches delivered in a public forum, press releases, published or broadcast opinions, statements, and advertisements appearing in a broadcast media, or a newspaper, magazine or other bona fide publication dissemination on a regular basis.

(h) *Revised material.* Where any proxy statement, form of proxy or other material filed pursuant to this rule is amended or revised, two of the copies of such amended or revised material filed pursuant to this rule (or in the case of investment companies registered under the Investment Company Act of 1940, three of such copies) shall be marked to indicate clearly and precisely the changes effected therein. If the amendment or revision alters the text of the material the changes in such text shall be indicated by means of underscoring or in some other appropriate manner.

(i) *Fees.* At the time of filing the proxy solicitation material, the persons upon whose behalf the solicitation is made, other than investment companies registered under the Investment Company Act of 1940, shall pay to the Commission the following applicable fee:

(1) For preliminary proxy material involving acquisitions, mergers, spinoffs, consolidations or proposed sales or other dispositions of substantially all the assets of the company, a fee established in accordance with Rule 0-11 (240.0-11 of this chapter) shall be paid. No refund shall be given.

(2) For all other proxy submissions and submissions made pursuant to 240.14a-6(g), no fee shall be required

(j) *Merger proxy materials.*

(1) Any proxy statement, form of proxy or other soliciting material required to be filed by this section that also is either:

(i) included in a registration statement filed under the Securities Act of 1933 on Forms S-4 (§239.25 of this chapter), F-4 (§239.34 of this chapter) or N-14 (§239.23 of this chapter); or

(ii) filed under §230.424, §230.425 or §230.497 of this chapter is required to be filed only under the Securities Act, and is deemed filed under this section.

(2) Under paragraph (j)(1) of this section, the fee required by paragraph (i) of this section need not be paid.

(k) *Computing time periods.* In computing time periods beginning with the filing date specified in Regulation 14A (§§240.14a-1 to §§240.14b-1 of this chapter), the filing date shall be counted as the first day of the time period and midnight of the last day shall constitute the end of the specified time period.

(l) *Roll-up transactions.* If a transaction is a roll-up transaction as defined in Item 901(c) of Regulation S-K [17 CFR 229.901(c)] and is registered (or authorized to be registered) on Form S-4 (17 CFR 229.25) or Form F-4 (17 CFR 229.34), the proxy statement of the sponsor or the general partner as defined in Item 901(d) and Item 901(a), respectively, of Regulation S-K (17 CFR 229.901) must be distributed to security holders no later than the lesser of 60 calendar days prior to the date on which the meeting of security holders is held or action is taken, or the maximum number of days permitted for giving notice under applicable state law.

(m) *Cover Page.* Proxy materials filed with the Commission shall include a cover page in the form set in Schedule 14A (§ 240.14a-101 of this chapter). The cover page required by this paragraph need not be distributed to security holders.

(n) *Solicitations subject to § 240.14a-2(b)(4).* Any person who:

(1) Engages in a solicitation pursuant to § 240.14a-2(b)(4), and

(2) At the commencement of that solicitation both owns five percent (5%) or more of the outstanding securities of a class that is the subject of the proposed roll-up transaction, and engages in the business of buying and selling limited partnership interests in the secondary market, shall furnish or mail to the Commission, not later than three days after the date an oral or written solicitation by that person is first made, sent or provided to any security holder, five copies of a statement containing the information specified in the Notice of Exempt Preliminary Roll-up Communication (§ 240.14a-104). Five copies of any amendment to such statement shall be furnished or mailed to the Commission not later than three days after a communication containing revised material is first made, sent or provided to any security holder.

(o) *Solicitations before furnishing a definitive proxy statement.* Solicitations that are published, sent or given to security holders before they have been furnished a definitive proxy statement must be made in accordance with §240.14a-12 unless there is an exemption available under §240.14a-2.

Obligations of Registrants to Provide a List of, or Mail Soliciting Material to, Security Holders

Reg. § 240.14a-7.

(a) If the registrant has made or intends to make a proxy solicitation in connection with a security holder meeting or action by consent or authorization, upon the written request by any record or beneficial holder of securities of the class entitled to vote at the meeting or to execute a consent or authorization to provide a list of security holders or to mail the requesting security holder's materials, regardless of whether the request references this section, the registrant shall:

(1) deliver to the requesting security holder within five business days after receipt of the request:

(i) notification as to whether the registrant has elected to mail the security holder's soliciting materials or provide a security holder list if the election under paragraph (b) is to be made by the registrant;

(ii) a statement of the approximate number of record holders and beneficial holders, separated by type of holder and class, owning securities in the same class or classes as holders which have been or are to be solicited on management's behalf, or any more limited group of such holders designated by the security holder if available or retrievable under the registrant's or its transfer agent's security holder data systems; and

(iii) the estimated cost of mailing a proxy statement, form of proxy or other communication to such holders, including to the extent known or reasonably available, the estimated costs of any bank, broker, and similar person through whom the registrant has solicited or intends to solicit beneficial owners in connection with the security holder meeting or action.

(2) perform the acts set forth in either paragraphs (a)(2)(i) or (a)(2)(ii) of this section, at the registrant's or requesting

security holder's option, as specified in paragraph (b) of this section:

(i) mail copies of any proxy statement, form of proxy or other soliciting material furnished by the security holder to the record holders, including banks, brokers, and similar entities, designated by the security holder. A sufficient number of copies must be mailed to the banks, brokers and similar entities for distribution to all beneficial owners designated by the security holder. The registrant shall mail the security holder material with reasonable promptness after tender of the material to be mailed, envelopes or other containers thereof, postage or payment for postage and other reasonable expenses of effecting such mailing. The registrant shall not be responsible for the content of the material; or

(ii) deliver the following information to the requesting security holder within five business days of receipt of the request: a reasonably current list of the names, addresses and security positions of the record holders, including banks, brokers and similar entities, holding securities in the same class or classes as holders which have been or are to be solicited on management's behalf, or any more limited group of such holders designated by the security holder if available or retrievable under the registrant's or its transfer agent's security holder data systems; the most recent list of names, addresses and security positions of beneficial owners as specified in § 240.14a-13(b), in the possession, or which subsequently comes into the possession, of the registrant. All security holder list information shall be in the form requested by the security holder to the extent that such form is available to the registrant without undue burden or expense. The registrant shall furnish the security holder with updated record holder information on a daily basis or, if not available on a daily basis, at the shortest reasonable intervals, *provided, however*, the registrant need not provide beneficial or record holder information more current than the record date for the meeting or action.

(b) If the registrant is soliciting or intends to solicit with respect to a proposal that is subject to § 240.13e-3 or a roll-up transaction as defined in Item 901(c) of Regulation S-K [§ 229.901(c) of this chapter], the requesting security holder shall have the option set forth in paragraph (a)(2) of this section. With respect to all other requests pursuant to this section, the registrant shall have the option to either mail the security holder's material or furnish the security holder list as set forth in paragraph (a)(2) of this section.

(c) At the time of a list request, the security holder making the request shall:

(1) if holding the registrant's securities through a nominee, provide the registrant with a statement by the nominee or other independent third party, or a copy of a current filing made with the Commission and furnished to the registrant, confirming such holder's beneficial ownership; and

(2) provide the registrant with an affidavit, declaration, affirmation or other similar document provided for under applicable state law identifying the proposal or other corporate action that will be the subject of the security holder's solicitation or communication and attesting that:

(i) the security holder will not use the list information for any purpose other than to solicit security holders with respect to the same meeting or action by consent or authorization for which the registrant is soliciting or intends to solicit or to communicate with security holders with respect to a solicitation commenced by the registrant; and

(ii) the security holder will not disclose such information to any person other than a beneficial owner for whom the request was made and an employee or agent to the extent necessary to effectuate the communication or solicitation.

(d) The security holder shall not use the information furnished by the registrant pursuant to paragraph (a)(2)(ii) of this section for any purpose other than to solicit security holders with respect to the same meeting or action by consent or authorization for which the registrant is soliciting or intends to solicit or to communicate with security holders with respect to a solicitation commenced by the registrant; or disclose such information to any person other than an employee, agent, or beneficial owner for whom a request was made to the extent necessary to effectuate the communication or solicitation. The security holder shall return the information provided pursuant to paragraph (a)(2)(ii) of this section and shall not retain any copies thereof or of any information derived from such information after the termination of the solicitation.

(e) The security holder shall reimburse the reasonable expenses incurred by the registrant in performing the acts requested pursuant to paragraph (a) of this section.

Note to §240.14a-7. Reasonably prompt methods of distribution to security holders may be used instead of mailing. If an alternative distribution method is chosen, the costs of that method should be considered where necessary rather than the costs of mailing.

Shareholder Proposals

§240.14a-8.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit?**

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) **Question 4: How long can my proposal be?**

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) **Question 5: What is the deadline for submitting a proposal?**

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter) or 10-QSB (§249.308b of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) **Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?**

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked , or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) **Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?**

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) **Question 8: Must I appear personally at the shareholders' meeting to present the proposal?**

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) **Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?**

(1) *Improper under state law*: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law*: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;
Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules*: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest*: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance*: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority*: If the company would lack the power or authority to implement the proposal;

(7) *Management functions*: If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election*: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) *Conflicts with company's proposal*: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented*: If the company has already substantially implemented the proposal;

(11) *Duplication*: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions*: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

(j) **Question 10: What procedures must the company follow if it intends to exclude my proposal?**

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) **Question 11: May I submit my own statement to the Commission responding to the company's arguments?**

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) **Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?**

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) **Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?**

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

False or Misleading Statements

Reg. §240.14a-9.

(a) No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading.

(b) The fact that a proxy statement, form of proxy or other soliciting material has been filed with or examined by the Commission shall not be deemed a finding by the Commission that such material is accurate or complete or not false or misleading, or that the Commission has passed upon the merits of or approved any statement contained therein or any matter to be acted upon by security holders. No representation contrary to the foregoing shall be made.

Note: The following are some examples of what, depending upon particular facts and circumstances, may be misleading within the meaning of this section.

(a) Predictions as to specific future market values.

(b) Material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation.

(c) Failure to so identify a proxy statement, form of proxy and other soliciting material as to clearly distinguish it from the soliciting material of any other person or persons soliciting for the same meeting or subject matter.

(d) Claims made prior to a meeting regarding the results of a solicitation.

Prohibition of Certain Solicitations

Reg. §240.14a-10. No person making a solicitation which is subject to §§240.14a-1 to 240.14a-10 shall solicit:

(a) any undated or post-dated proxy, or

(b) any proxy which provides that it shall be deemed to be dated as of any date subsequent to the date on which it is signed by the security holder.

Reg. §240.14a-11. [Removed and Reserved.]

Solicitation Before Furnishing a Proxy Statement

Reg. §240.14a-12.

(a) Notwithstanding the provisions of §240.14a-3(a), a solicitation may be made before furnishing security holders with a proxy statement meeting the requirements of §240.14a-3(a) if:

(1) Each written communication includes:

(i) The identity of the participants in the solicitation (as defined in Instruction 3 to Item 4 of Schedule 14A (§240.14a-101)) and a description of their direct or indirect interests, by security holdings or otherwise, or a prominent legend in clear, plain language advising security holders where they can obtain that information; and

(ii) A prominent legend in clear, plain language advising security holders to read the proxy statement when it is available because it contains important information. The legend also must explain to investors that they can get the proxy statement, and any other relevant documents, for free at the Commission's web site and describe which documents are available free from the participants; and

(2) A definitive proxy statement meeting the requirements of §240.14a-3(a) is sent or given to security holders solicited in reliance on this section before or at the same time as the forms of proxy, consent or authorization are furnished to or requested from security holders.

(b) Any soliciting material published, sent or given to security holders in accordance with paragraph (a) of this section must be filed with the Commission no later than the date the material is first published, sent or given to security holders. Three copies of the material must at the same time be filed with, or mailed for filing to, each national securities exchange upon which any class of securities of the registrant is listed and registered. The soliciting material must include a cover page in the form set forth in Schedule 14A (§240.14a-101) and the appropriate box on the cover page must be marked. Soliciting material in connection with a registered offering is required to be filed only under §230.424 or §230.425 of this chapter, and will be deemed filed under this section.

(c) Solicitations by any person or group of persons for the purpose of opposing a solicitation subject to this regulation by any other person or group of persons with respect to the election or removal of directors at any annual or special meeting of security holders also are subject to the following provisions:

(1) Application of this rule to annual report. Notwithstanding the provisions of §240.14a-3(b) and (c), any portion of the annual report referred to in §240.14a-3(b) that comments upon or refers to any solicitation subject to this rule, or to any participant in the solicitation, other than the solicitation by the management, must be filed with the Commission as proxy material subject to this regulation. This must be filed in electronic format unless an exemption is available under Rules 201 or 202 of Regulation S-T (§232.201 or §232.202 of this chapter).

(2) Use of reprints or reproductions. In any solicitation subject to this §240.14a-12(c), soliciting material that includes, in whole or part, any reprints or reproductions of any previously published material must:

(i) State the name of the author and publication, the date of prior publication, and identify any person who is quoted without being named in the previously published material.

(ii) Except in the case of a public or official document or statement, state whether or not the consent of the author and publication has been obtained to the use of the previously published material as proxy soliciting material.

(iii) If any participant using the previously published material, or anyone on his or her behalf, paid, directly or indirectly, for the preparation or prior publication of the previously published material, or has made or proposes to make any payments or give any other consideration in connection with the publication or republication of the material, state the circumstances.

Instructions to §240.14a-12:

1. If paper filing is permitted, file eight copies of the soliciting material with the Commission, except that only three copies of the material specified by §240.14a-12(c)(1) need be filed.

2. Any communications made under this section after the definitive proxy statement is on file but before it is disseminated also must specify that the proxy statement is publicly available and the anticipated date of dissemination.

Obligation of Registrants in Communicating with Beneficial Owners

Reg. §240.14a-13.

(a) If the registrant knows that securities of any class entitled to vote at a meeting (or by written consents or authorizations if no meeting is held) with respect to which the registrant intends to solicit proxies, consents or authorizations are held of record by a broker, dealer, voting trustee, bank, association, or other entity that exercises fiduciary powers in nominee name or otherwise, the registrant shall:

(1) By first class mail or other equally prompt means: (i) inquire of each such record holder: (A) whether other persons are the beneficial owners of such securities and if so, the number of copies of the proxy and other soliciting material necessary to supply such material to such beneficial owners; (B) in the case of an annual (or special meeting in lieu of the annual) meeting, or written consents in lieu of such meeting, at which directors are to be elected, the number of copies of the annual report to security holders necessary to supply such report to beneficial owners to whom such reports are to be distributed by such record holder or its nominee not by the registrant; and (C) if the record holder has an obligation under §240.14b-1(b)(3) or §240.14b-2(b)(4)(ii) and (iii), whether an agent has been designated to act on its behalf in fulfilling such obligation and, if so, the name and address of such agent; and (D) whether it holds the registrant's securities on behalf of any respondent bank and, if so, the name and address of each such respondent bank; and (ii) indicate to each such record holder: (A) whether the registrant, pursuant to paragraph (c) of this section, intends to distribute the annual report to security holders to beneficial owners of its securities whose names, addresses and securities positions are disclosed pursuant to § 240.14b-1(c) and § 240.14b-2(e)(2) and (3); (B) the record date; and (C) at the option of the registrant, any employee benefit plan established by an affiliate of the registrant that holds securities of the registrant that the registrant elects to treat as exempt employee benefit plan securities;

(2) Upon receipt of a record holder's or respondent bank's response indicating, pursuant to §240.14b-2(b)(1)(i), the names and addresses of its respondent banks, within one business day after the date such response is received, make an inquiry of and give notification to each such respondent bank in the same manner required by paragraph (a)(1) of this section; *Provided, however*, the inquiry required by paragraphs (a)(1) and (a)(2) of this section shall not cover beneficial owners of exempt employee benefit plan securities;

(3) Make the inquiry required by paragraph (a)(1) of this section at least 20 business days prior to the record date of the meeting of security holders, or (i) if such inquiry is impracticable 20 business days prior to the record date of a special meeting, as many days before the record date of such meeting as is practicable or, (ii) if consents or authorizations are solicited, and such inquiry is impracticable 20 business days before the earliest date on which they may be used to effect corporate action, as many days before that date as is practicable, or (iii) at such later time as the rules of a national securities exchange on which the class of securities in question is listed may permit for good cause shown; *Provided, however*, that if a record holder or respondent bank has informed the registrant that a designated office(s) or department(s) is to receive such inquiries, the inquiry shall be made to such designated

office(s) or department(s); and

(4) Supply, in a timely manner, each record holder and respondent bank of whom the inquiries required by paragraphs (a)(1) and (a)(2) of this section are made with copies of the proxy, other proxy soliciting material, and/or the annual report to security holders, in such quantities, assembled in such form and at such place(s), as the record holder or respondent banks may reasonably request in order to send such material to each beneficial owner of securities who is to be furnished with such material by the record holder or respondent bank; and

(5) Upon the request of any record holder or respondent bank that is supplied with proxy soliciting material and/or annual reports to security holders pursuant to paragraph (a)(4) of this section, pay its reasonable expenses for completing the mailing of such material to beneficial owners.

Note 1: If the registrant's list of security holders indicates that some of its securities are registered in the name of a clearing agency registered pursuant to section 17A of the Act (*e.g.*, "Cede & Co.," nominee for the Depository Trust Company), the registrant shall make appropriate inquiry of the clearing agency and thereafter of the participants in such clearing agency who may hold on behalf of a beneficial owner or respondent bank, and shall comply with the above paragraph with respect to any such participant [*see* §240.14a-1(i)].

Note 2: The attention of registrants is called to the fact that each broker, dealer, bank, association and other entity that exercises fiduciary powers has an obligation pursuant to §240.14b-1, §240.14b-2 (except as provided therein with respect to exempt employee benefit plan securities held in nominee name) and, with respect to brokers and dealers, applicable self-regulatory organization requirements to obtain and forward, within the time periods prescribed therein, (a) proxies (or in lieu thereof requests for voting instructions) and proxy soliciting materials to all beneficial owners on whose behalf it holds securities, and (b) annual reports to security holders to beneficial owners on whose behalf it holds securities, unless the registrant has notified the record holder or respondent bank that it has assumed responsibility to mail such material to beneficial owners whose names, addresses and securities positions are disclosed pursuant to §240.14b-1(b)(3) and §240.14b-2(b)(4)(ii) and (iii).

Note 3. The attention of registrants is called to the fact that registrants have an obligation, pursuant to paragraph (d) of this section, to cause proxies (or in lieu thereof requests for voting instructions), proxy soliciting material and annual reports to security holders to be furnished, in a timely manner, to beneficial owners of exempt employee benefit plan securities.

(b) Any registrant requesting pursuant to §240.14b-1(c)(3) or §240.14b-2(e)(2) and (3) a list of names, addresses and securities positions of beneficial owners of its securities who either have consented or have not objected to disclosure of such information shall:

(1) By first class mail or other equally prompt means, inquire of each record holder and each respondent bank identified to the registrant pursuant to §240.14b-2(b)(4)(i) whether such record holder or respondent bank holds the registrant's securities on behalf of any respondent banks and, if so, the name and address of each such respondent bank;

(2) Request such list to be compiled as of a date no earlier than five business days after the date the registrant's request is received by the record holder or respondent bank; *Provided, however,* that if the record holder or respondent bank has informed the registrant that a designated office(s) or department(s) is to receive such requests, the request shall be made to such designated office(s) or department(s);

(3) Make such request to the following persons that hold the registrant's securities on behalf of beneficial owners: all brokers, dealers, banks, associations and other entities that exercise fiduciary powers; *Provided, however*, such request shall not cover beneficial owners of exempt employee benefit plan securities as defined in § 240.14a-1(d)(1); and, at the option of the registrant, such request may give notice of any employee benefit plan established by an affiliate of the registrant that holds securities of the registrant that the registrant elects to treat as exempt employee benefit plan securities.

(4) Use the information furnished in response to such request exclusively for purposes of corporate communications; and

(5) Upon the request of any record holder or respondent bank to whom such request is made, pay the reasonable expenses, both direct and indirect, of providing beneficial owner information.

Note: A registrant will be deemed to have satisfied its obligations under paragraph (b) of this section by requesting consenting and non-objecting beneficial owner lists from a designated agent acting on behalf of the record holder or respondent bank and paying to that designated agent the reasonable expenses of providing the beneficial owner information.

(c) A registrant, at its option, may mail its annual report to security holders to the beneficial owners whose identifying information is provided by record holders and respondent banks, pursuant to §240.14b-1(c) or §240.14b-2(e)(2) and (3), provided that such registrant notifies the record holders and respondent banks, at the time it makes the inquiry required by paragraph (a) of this section, that the registrant will mail the annual report to security holders to the beneficial owners so identified.

(d) If a registrant solicits proxies, consents or authorizations from record holders and respondent banks who hold securities on behalf of beneficial owners, the registrant shall cause proxies (or in lieu thereof requests for voting instructions), proxy soliciting material and annual reports to security holders to be furnished, in a timely manner, to beneficial owners of exempt employee benefit plan securities.

Modified or Superseded Documents

Reg. §240.14a-14.

(a) Any statement contained in a document incorporated or deemed to be incorporated by reference shall be deemed to be modified or superseded, for purposes of the proxy statement, to the extent that a statement contained in the proxy statement or in any other subsequently filed document that also is or is deemed to be incorporated by reference modifies or replaces such statement.

(b) The modifying or superseding statement may, but need not, state it has modified or superseded a prior statement or include any other information set forth in the document that is not so modified or superseded. The making of a modifying or superseding statement shall not be deemed an admission that the modified or superseded statement, when made, constituted an untrue statement of a material fact, an omission to state a material fact necessary to make a statement not misleading, or the employment of a manipulative, deceptive, or fraudulent device, contrivance, scheme, transaction, act, practice, course of business or artifice to defraud, as those terms are used in the Securities Act of 1933, the Securities Exchange Act of 1934 ("the Act"), the Public Utility Holding Company Act of 1935, the Investment Company Act of 1940, or the rules and regulations thereunder.

(c) Any statement so modified shall not be deemed in its unmodified form to constitute part of the proxy statement for purposes of the Act. Any statement so superseded shall not be deemed to constitute a part of the proxy statement for purposes of the Act.

Differential and Contingent Compensation in Connection With Roll-Up Transactions

Reg. § 240.14a-15.

(a) It shall be unlawful for any person to receive compensation for soliciting proxies, consents, or authorizations directly from security holders in connection with a roll-up transaction as provided in paragraph (b) of this section, if the compensation is:

  (1) Based on whether the solicited proxy, consent, or authorization either approves or disapproves the proposed roll-up transaction; or

  (2) Contingent on the approval, disapproval, or completion of the roll-up transaction.

(b) This section is applicable to a roll-up transaction as defined in Item 901(c) of Regulation S-K (§ 229.901(c) of this chapter), except for a transaction involving only:

  (1) Finite-life entities that are not limited partnerships;

  (2) Partnerships whose investors will receive new securities or securities in another entity that are not reported under a transaction reporting plan declared effective before December 17, 1993 by the Commission under Section 11A of the Act (15 U.S.C. 78k-1); or

  (3) Partnerships whose investors' securities are reported under a transaction reporting plan declared effective before December 17, 1993 by the Commission under Section 11A of the Act (15 U.S.C. 78k-1).

Daniel Dunlap
Senior Attorney
Allegheny Energy Inc.
800 Cabin Hill Drive
Greensburg, Pa.15601
Ph: 724-838-6188
Fx: 724-838-6177

12/13/05

Dear Mr. Dunlap,

As per our telephone conversation you have stated that T Rowe Price Quarterly Statement from my retirement shares is proof of ownership so that I may submit a shareholder proposal. The statements faxed with this letter should clear up the matter of Shareholder of record.

These statements are intended to meet Rule 14a-8 (i) requirements of record holder ownership of the required stock value until after the date applicable shareholder meeting.

Thank you for your cooperation in this matter.

Sincerely,
Charles B Cook

Charles B. Cook
Shareholder of record
3061 Kings Road
Scottdale, Pa. 15683
Ph: 724-887-9213
Fx: 724-887-4193

ATTN:
Daniel Dunlap
6 pages total

12/13/05

Daniel Dunlap
Senior Attorney
Allegheny Energy Inc.
800 Cabin Hill Drive
Greensburg, Pa.15601
Ph: 724-838-6188
Fx: 724-838-6177

Dear Mr. Dunlap,

As per our telephone conversation you have stated that T Rowe Price Quarterly Statement from my retirement shares is proof of ownership so that I may submit a shareholder proposal. The statements faxed with this letter should clear up the matter of Shareholder of record.

These statements are intended to meet Rule 14a-8 (i) requirements of record holder ownership of the required stock value until after the date applicable shareholder meeting.

Thank you for your cooperation in this matter.

Sincerely,

Charles B Cook

Charles B. Cook
Shareholder of record
3061 Kings Road
Scottdale, Pa. 15683
Ph: 724-887-9213
Fx: 724-887-4193

ATTN:
Daniel Dunlap
6 pages total

CFLETTERS

From: Bambi Cook [southwind56@yahoo.com]

Sent: Wednesday, January 11, 2006 8:57 PM

To: CFLETTERS; DDUNLAP@alleghenyenergy.com

Subject: Re; Allegheny Energy , Inc. (AYE) No action request - Charles B. Cook

Re Allegheny Energy, Inc. (AYE) No-Action Request Charles B. Cook

Charles B. Cook
3061 Kings Road
Scottdale, PA 15683

January 10, 2006

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Allegheny Energy, Inc. (AYE)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Recoup Unearned Management Bonuses
Shareholder: Charles B. Cook

Ladies and Gentlemen:

This is an initial response to the company no action request.

In Hewlett-Packard Company (December 22, 2005) HP did not obtain concurrence under rule 14a-8(i)(2), rule 14a-8(i)(6) and rule 14a-8(i)(3) concerning the same topic of this proposal.

The text of the proposal to Allegheny states:
"3 Recoup Unearned Management Bonuses
"RESOLVED: Shareholders request our board of directors to adopt a policy whereby, in the event of a restatement of financial results, our board will review all bonuses and other awards that were made to senior executives on the basis of having met or exceeded performance targets during the period of the restatement and will recoup for the benefit of our company all such bonuses or awards to the extent that these performance targets were not achieved."

The proposal calls for a policy which is defined as "an overall plan, principle, or guideline" according to Merriam-Webster's Dictionary of Law

©1996.

The company could start implementing this proposal almost immediately with affected new employees and then apply it to current employees as they receive new employment contracts. Eventually all employees could have employment contracts that begin after an adoption date of this proposal.

The company has provided no guarantee that any current employee with an employment agreement today will be employed by the company on the day of the annual meeting. The company does not claim that it cannot hire employees between now and the annual meeting that would have an employment agreement. And the company does not claim that it cannot begin writing employment agreements now in anticipation of adopting this proposal.

The company does not claim that current employees with employment agreements and having incentive plans would not accept a recoup provision voluntarily simply because it is good policy and furthermore they are confident that the company achieves the performance that the company reports.

The company argues that simply because a weak case to recoup unearned bonuses can be thought up that is reason to drop the entire concept of recouping unearned bonuses. In other words if one can think up a frivolous case that i s open to "a number of viable defenses" a good policy should not be implemented.

There is no retroactive clause in the proposal.

For the above reasons it is respectfully requested that concurrence not be granted to the company. It is also respectfully requested that there be an opportunity to submit additional material in support of the inclusion of the rule 14a-8 proposal. Also that the shareholder have the last opportunity to submit material since the company had the first opportunity.

Sincerely,

Charles B. Cook

cc:
"Dunlap, Daniel M."

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 10, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Allegheny Energy, Inc.
Incoming letter dated December 22, 2005

The proposal requests that the board adopt a policy that in the event of a restatement of financial results, the board will review all performance-based bonuses and other awards made to senior executives during the restatement period and recoup all bonuses or awards to the extent that the performance targets were not achieved.

We are unable to concur in your view that Allegheny Energy may exclude the proposal under rule 14a-8(i)(2). Accordingly, we do not believe that Allegheny Energy may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

We are unable to concur in your view that Allegheny Energy may exclude the proposal under rule 14a-8(i)(6). Accordingly, we do not believe that Allegheny Energy may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

We are unable to concur in your view that Allegheny Energy may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that Allegheny Energy may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Greg Belliston

Gregory Belliston
Attorney-Adviser